SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                             Baycorp Holdings, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   072728108
                                 (CUSIP Number)

                             Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                                551 Fifth Avenue
                            New York, New York 10176
                              Tel: (212) 986-6000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 19, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14.      TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Baycorp Holdings, Ltd. (the "Issuer") beneficially owned by Elliott Associates, L.P., Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of March 26, 2003 and amends and supplements the Schedule 13D dated February 18, 1997, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $0

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $0

ITEM 5.  Interest in Securities of the Issuer.

     (a) None of the Reporting Persons beneficially owns any shares of Common Stock.

     (b) N/A

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                     Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date            Security            Bought (Sold)    commissions)
3/06/03         Common                  (8,600)           $14.60
3/19/03         Common                  (2,850)           $13.16
3/20/03         Common                  (450)             $13.10
3/21/03         Common                  (2,000)           $13.00
3/24/03         Common                  (1,564)           $12.61
3/24/03         Common                  (448)             $12.61
3/25/03         Common                  (38,597)          $12.67
3/26/03         Common                  (7,436)           $12.67
3/26/03         Common                  (81)              $12.70

     In addition to the above transactions, on March 19, 2003, the Issuer agreed to purchase 884,033 shares of Common Stock beneficially owned by Elliott pursuant to the Issuer's self tender offer (the "Self Tender Offer") at a price equal to $14.85 per share.

     Other than the sale of shares to the Issuer pursuant to the Self Tender Offer, Elliott effected the above transactions on the American Stock Exchange.

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                  Approx. Price per
                                Amount of Shs.   Share (excl. of
Date            Security        Bought (Sold)    commissions)
3/19/03         Common             (2,850)           $13.16
3/20/03         Common             (450)             $13.10
3/21/03         Common             (2,000)           $13.00
3/24/03         Common             (12,436)          $12.61
3/24/03         Common             (7,552)           $12.61
3/25/03         Common             (31,403)          $12.67

     In addition to the above transactions, on March 19, 2003, the Issuer agreed to purchase 938,059 shares of Common Stock beneficially owned by Elliott International pursuant to the Self Tender Offer at a price equal to $14.85 per share.

     Other than the sale of shares to the Issuer pursuant to the Self Tender Offer, Elliott International effected the above transactions on the American Stock Exchange.

     No other transactions required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) N/A

     (e) As of March 25, 2003, the Reporting Persons ceased to beneficially own an aggregate of 5% of the Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 27, 2003

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ----------------------
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors, Inc.,
                  as attorney-in-fact


                  By: /s/ Elliot Greenberg
                      -----------------------
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             -----------------------
                  Elliot Greenberg
                  Vice President